UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-16567

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T WIRELESS SERVICES INC. 1165(e) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T WIRELESS SERVICES, INC.
7277 164th Avenue NE, Building 1
Redmond, Washington 98052

AT&T WIRELESS SERVICES, INC.
1165(e) PLAN

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

*	Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
AT&T Wireless Services, Inc.
1165(e) Plan

We have audited the financial statements of the AT&T Wireless Services, Inc. 1165(e) Plan (the Plan) as of December 31, 2003 and 2002, and for the year ended December 31, 2003, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the change in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 12, 2004

AT&T WIRELESS SERVICES, INC.
1165(e) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value	$2,461,887	$1,771,502
Participant loans	212,977	—

Assets held for investment purposes	2,674,864	1,771,502
Employer’s contribution receivable	443,612	9,217
Participants’ contribution receivable	—	27,400

Net assets available for benefits	$3,118,476	$1,808,119

The accompanying notes are an integral part of these financial statements.

AT&T WIRELESS SERVICES, INC.
1165(e) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31,
2003
Additions to net assets attributed to:
Investment income:
Dividends and interest	$34,819
Net realized and unrealized appreciation in fair value of investments	345,832

380,651

Contributions:
Employer’s	701,847
Participants’	508,896

1,210,743

Total additions	1,591,394

Deductions from net assets attributed to:
Benefits paid to participants	249,226
Administrative fees	31,811

Total deductions	281,037

Net increase in net assets	1,310,357
Net assets available for benefits:
Beginning of year	1,808,119

End of year	$3,118,476

The accompanying notes are an integral part of these financial statements.

AT&T WIRELESS SERVICES, INC.
1165(e) Plan

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General -

The TeleCorp Communications, Inc. 1165(e) Plan was adopted June 2, 1999 and amended most recently effective January 1, 2003. As a result of a merger between TeleCorp PCS, Inc. (the parent company of TeleCorp Communications, Inc.) and AT&T Wireless Services, Inc. (the Company), effective January 1, 2003, the plan name was changed to the AT&T Wireless Services, Inc. 1165(e) Plan (the Plan), when the Company became the Plan sponsor. The Plan is a 1165(e) profit sharing plan under section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”), as amended. The Plan is currently designed to be qualified under the applicable requirements of the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration – The Board of Directors of the Company has appointed two committees that govern the 401(k) Plan, the Employee Compensation and Benefits Committee and the Benefits Investment Committee (Benefits Committees) to manage the policy, design and administration of the Plan. Effective May 1, 2003, the Company contracted with Fidelity Investments Institutional Operations Company, Inc. (Fidelity) to act as the record keeper and custodian. The trustee of the Plan is The Bank and Trust of Puerto Rico. Prior to May 1, 2003, General American Life Insurance Company (General American) was the Plan record keeper and custodian. Substantially all administrative expenses were paid by the Plan.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts — Forfeitures relating to the non-vested portion of a terminated participant’s employer contributions are retained by the Plan and are used to reduce future employer contributions or pay plan administrative expenses. As of December 31, 2003 and 2002, the forfeiture balance was $25,178 and $49,832, respectively. For the year ended December 31, 2003, no forfeitures were used to reduce employer contributions.

Investments — At December 31, 2003, investments of the Plan were held by Fidelity and invested based solely upon instructions received from participants. At December 31, 2002, investments of the Plan were held by General American and invested based solely on instructions received from participants.

The Plan’s investments in Company stock and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes — The Plan has been amended since receiving a determination letter from the Commonwealth of Puerto Rico Department of Treasury dated October 2000, which stated the Plan was designed in accordance with applicable sections of the PRIRC. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the provisions of the PRIRC.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY TRANSACTIONS

As of May 1, 2003, certain Plan investments are managed by Fidelity, the record keeper and custodian of the Plan. Prior to May 1, 2003, the Plan investments were pooled in separate accounts managed by General American, the Plan custodian Any purchases and sales of these funds were performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions – Each year, participants may contribute up to 10% of their pre-tax annual compensation not to exceed the PRIRC limitation of $8,000 for 2003 and 2002.

Participants are also allowed to make rollover contributions of amounts received from another Puerto Rico qualified retirement plan to this Plan. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company is allowed to make matching contributions as defined in the Plan and as approved by the Benefits Committees. Effective January 1, 2003, the Company matched 100% of the first 3% of a participant’s eligible compensation, and 50% of the next 2% of a participant’s eligible compensation.

The Company is also allowed to make other discretionary contributions as defined in the Plan and approved by the Benefits Committees. In 2003, the Company made a Fixed Contribution equal to 2% of eligible participant compensation. In addition, a profit sharing contribution was made by the Company and is determined annually based on a specific measure of the Company’s performance.

Vesting –Effective January 1, 2003, Participants are immediately vested in their contributions and the employer’s matching contribution. Participants are fully vested in the Company’s other discretionary contributions allocated to their account after five years of credited service, vesting ratably at a rate of 20% per year.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution. Allocation of the Company’s contribution is based on eligible participant contributions and/or compensation, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. The Plan allows for the automatic lump sum distribution of participant vested account balances made by such participants that do not exceed $5,000, excluding rollover contributions.

Loans to participants- The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the Prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 10 years. The specific terms and conditions of such loans are established by the Benefits Committees. Outstanding loans at December 31, 2003 carry interest rates ranging from 4% to 9%.

NOTE 4 - INVESTMENTS

The number of shares of AT&T Wireless Services, Inc. common stock in the AT&T Wireless Stock Fund (the Fund) was 33 as of December 31, 2003. The Fund is composed primarily of AT&T Wireless Services, Inc. common stock purchased on the open market with a fair value of approximately $264 at December 31, 2003.

The following table presents the fair values of investments and investment funds. The funds exceeding 5% or more of the Plan’s net assets are presented separately.

	December 31,
	2003	2002
Delaware Trend Institutional Fund	$130,423
T. Rowe Price Mid-Cap Stock Fund	212,705
Wells Fargo Large Company Growth Institutional Fund	475,250
Vanguard Windsor II Adm Fund	309,550
Fidelity Freedom 2010 Fund	313,168
Fidelity Retirement Money Market Fund	709,854
Spartan US Equity Index Fund	260,349
Participant loans	212,977	$143,874
Other investments individually less than 5% of net assets	50,588	70,900
S&P 500 Stock Fund		165,401
Money Market Fund		511,948
Janus Balanced Fund		230,014
T. Rowe Price Equity Income Fund		217,861
Janus Fund		327,341
T. Rowe Price Mid-Cap Growth Fund		104,163

Assets held for investment purposes	$2,674,864	$1,771,502

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

For the year ended
December 31, 2003
Company stock	$12
Mutual funds	345,820

$345,832

NOTE 5 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 6 — SUBSEQUENT EVENTS

On February 17, 2004, the Company entered into a merger agreement with Cingular Wireless LLC (Cingular) and certain of its affiliates. Under the terms of the agreement, which were approved by the Board of Directors and the Boards of Directors of BellSouth Corporation, SBC Communications Inc., and Cingular, the Company’s common shareholders will receive $15 cash per common share and the Company’s preferred shareholders will receive the then applicable liquidation preference of their preferred shares, for an aggregate of approximately $41 billion, upon consummation of the transaction. The transaction is subject to approval by regulatory authorities and other closing conditions. The transaction has been approved by the Company’s shareholders. The companies are seeking to close the transaction in the fourth quarter of 2004.

Effective April 30, 2004 Euro Bank acquired Bank Trust of Puerto Rico.

AT&T WIRELESS SERVICES, INC.	EIN: 91-1379052
1165(e) Plan	Plan #002

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	Fidelity Management
	Trust Company:
	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	$212,705
	T. Rowe Price Small-Cap Stock Fund	Mutual fund	255
	PIMCO Total Return Fund	Mutual fund	1,797
	Wells Fargo Large Company Growth Institutional Fund	Mutual fund	475,250
	Vanguard Windsor II Adm Fund	Mutual fund	309,550
	Delaware Trend Institutional Fund	Mutual fund	130,423
	LD Abbett Mid-Cap Value Fund	Mutual fund	94
*	Fidelity Magellan Fund	Mutual fund	1,972
*	Fidelity Equity Income Fund	Mutual fund	417
*	Fidelity Low-Priced Stock Fund	Mutual fund	5,075
*	Fidelity Diversified International Fund	Mutual fund	95
*	Fidelity Dividend Growth Fund	Mutual fund	10,268
*	Fidelity Freedom Income	Mutual fund	89
*	Fidelity Freedom 2000 Fund	Mutual fund	90
*	Fidelity Freedom 2010 Fund	Mutual fund	313,168
*	Fidelity Freedom 2020 Fund	Mutual fund	1,021
*	Fidelity Freedom 2030 Fund	Mutual fund	29,056
*	Fidelity Freedom 2040 Fund	Mutual fund	93
*	Fidelity Retirement Money Market Portfolio	Mutual fund	709,854
*	Spartan US Equity Index Fund	Mutual fund	260,349
*	AT&T Wireless Stock Fund	Common stock	266
*	Participant loans	Interest rates ranging from 4.00% to 9.00%	212,977

		Total	$2,674,864

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Committees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  July 13, 2004

AT&T WIRELESS
1165(e) PLAN

By:	/s/ Joseph McCabe, Jr.

Joseph McCabe, Jr.
Executive Vice President and
Chief Financial Officer of
AT&T Wireless Services

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation, Independent Accountants